Question 77 H.  Changes in control of Registrant


Series 9 - Large Cap Value Portfolio

During the period ended September 30, 2014, the SunAmerica Series Trust SunAmerica Dynamic Strategy Portfolio, (the Acquiring Portfolio), purchased shares of the Seasons Series Trust Large Cap Value Portfolio, a series of the registrant (the Acquired Portfolio), through a series of transactions. As of March 31, 2014, the Acquiring Portfolio owned approximately 24% of the Acquired Portfolio. As of September 30, 2014, the Acquiring Portfolio owned approximately 31% of the Acquired Portfolio.